Management Discussion and Analysis

For

Golden Goliath Resources Ltd.

For the First Quarter Ended November 30, 2009

The following management discussion and analysis has been prepared as of January 27, 2010.  The selected financial information set out below and certain comments which follow are based on and derived from the management prepared consolidated financial statements of Golden Goliath Resources Ltd. (the “Company” or “Golden Goliath”) for the first quarter ended November 30, 2009 and should be read in conjunction with them.

Forward Looking Information

Certain statements contained in the following Management’s Discussion and Analysis constitutes forward looking statements.  Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward looking statements.  Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made.  Readers are also advised to consider such forward looking statements while considering the risks set forth below.

General

Golden Goliath is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol “GNG” as a Tier 2 company.

Golden Goliath is a junior exploration company with no revenues from mineral producing operations.  The Company’s properties are all located in the State of Chihuahua, Mexico.  Activities include acquiring mineral properties and conducting exploration programs.  The mineral exploration business is risky and most exploration projects will not become mines.  The Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property.  For the funding of property acquisitions and exploration that the Company conducts, the Company does not use long term debt.  Rather, it depends on the issue of shares from the treasury to investors.  Such stock issues in turn depend on numerous factors, important among which are a positive mineral exploration climate, positive stock market conditions, a company’s track record and the experience of management.

Overall Performance

During the quarter the Company was working on its NI 43-101 technical report and continued underground sampling and mapping at its Las Bolas property as well as surface prospecting and sampling along strike of the known mineralization at Las Bolas.

Las Bolas Property

During the quarter ended November 30, 2009 the Company ended the drilling program on the Las Bolas property but continued extensive underground and surface work, which was concentrated within the main underground workings, including the Las Bolas tunnel, Frijolar, Providencia, Gambusino and El Corazon.  Very detailed underground mapping and sampling was carried out in these workings resulting in a dramatic improvement in the understanding of the nature and distribution of the mineralization. This work determined, for example, that the Las Bolas vein actually consists of at least seven discrete vein structures that are in close proximity to each other, that there are at least two separate mineralized structures within the Frijolar workings and that there are four separate fracture systems controlling the mineralization. The detailed sampling returned extremely encouraging results, such as in the Station 37 area in the Las Bolas tunnel where a 30.6 metre section returned a weighted average of samples of 4.7 gms gold and 485 gms silver per tonne with an average vein width of 2.12 metres.

Surface work and data compilation resulted in the identification of at least 11 mineralized veins or vein systems on the Las Bolas property.  Some of these systems, such as the one on which the Las Bolas tunnel was developed, were found to actually contain numerous closely spaced mineralized veins which increased the potential economic viability of the deposit.

The mineralization was found to fall within three recognized mineral trends which cross the Las Bolas property in a northeast–southwest direction.  These are called the Las Bolas-Gambusino trend, the Frijolar trend and the El Corazon trend.  The strike length of these trends extends for at least 2,500 metres and old workings with known mineralization are present over a vertical interval of 600 metres. Subsequent work to the west across the Rio Uruachic has uncovered several new showings indicating that the strike length may be closer to 3.000 metres.

In May 2009, an independent consultant, Victor Jaramillo P.Geo of Discover Geological Consultants, was retained to write a 43-101 compliant report on the Las Bolas property, completed in December 2009.  His work, which overlapped with the Company’s underground mapping and sampling, confirmed the distribution of the mineralization.  The author of the report believes that the Las Bolas-Los Hilos Property hosts an early stage mesothermal system of silver-lead-zinc veins followed by a later low sulphidation epithermal gold-silver phase. Both systems are structurally controlled and confined mainly along fault zones as veins, silica stockworks and breccias.

Mesothermal vein systems are formed at considerable depths (from 600 m to 1000 m or more) by hydrothermal processes in a temperature range of 200 °C to 300 °C. The presence of dark gray quartz veins, cutting and brecciating the early silver-base metal mesothermal veins or oxide veins may be related to this later epithermal event. The report proposes the following mineral characterization:

Type-1 mineralization: Ag + Pb + Zn (Au)

Type-2 mineralization: Au + Ag + As (Cu)

It is the opinion of the author of the NI 43-101 report that “at Las Bolas-Los Hilos Property, the possibility for defining considerable more silver and gold mineralization is excellent.”

The report also provided specific recommendations including the development of a new underground cross cut within the Las Bolas workings in order to provide a new clear section across all of the vein structures which will allow further detailed sampling and understanding of the structures.

In the first quarter the Company also identified a new mineralized trend on the east side of the Las Bolas property which runs in a near north-south direction, crossing the other three main trends. The new trend, called Filo do Oro also has old workings and has a higher gold ratio than the most of the mineralization in the workings further west.  This cross cutting trend contains veins grading in the range of  0.43 g/t gold and 30 g/t silver over 1.1m  to 78.1 g/t gold and 204 g/t silver over 0.5m as well as disseminated mineralization, suggesting good potential for a bulk minable gold/silver deposit with high grade feeder veins running through it.  Filo de Oro is open in all directions and has a higher gold ratio.

Other Properties

During the first quarter ended November 30, 2009, the Company did not perform any work on its other properties.

Results of Operation

For the quarter ending November 30, 2009, the Company incurred a net loss of $186,412 compared to a net loss of $182,506 during the first quarter last year.  The significant differences between the two quarters were:

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a decrease of $23,431 in interest income in the first quarter compared to last year due to both lower interest rates and reduced capital earning interest as the Company financed its exploration activities.

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an increase of $10,503 in foreign exchange expense due to the decrease in value of the Canadian dollar against the Mexican peso.

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a decrease of $9,070 in investor relations expenses during the first quarter compared to last year as the Company sought to reduce expenses due to difficult market conditions.

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a decrease of $18,430 in professional fees due to audit charges from the prior year being all included in the first quarter whereas this past year’s audit expenses were accrued in the 2009 audit.

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a decrease of $9,967 in travel expenses during the first quarter compared to last year as the Company sought to reduce expenses due to difficult market conditions.

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consulting fees increased $16,321 during the past quarter compared to last year due to the costs associated with the completion of the Company’s NI 43-101 technical report.

As of November 30, 2009, deferred mineral property exploration costs totalled $7, 123,904 compared to $7, 007,530 at August 31, 2009.  During the first quarter, the Company incurred a total of $116,374 in exploration expenditures including $15,686 on assaying and $48,315 doing geology and mapping mainly on its Las Bolas property.  $45,136 of facilities and other exploration expenditures in deferred exploration costs included such expenses as core boxes and rental of a core shack.

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters prepared in accordance with Canadian Generally Accepted Accounting Principles.

Quarter Ending	Revenue	Net Loss	Net Loss per Share

November 30, 2009	2,998	186,412	0.00
August 31, 2009	7,994	1,569,319	0.04
May 31, 2009	1,411	184,103	0.00
February 28, 2009	5,829	260,255	0.00
November 30, 2008	8,731	182,506	0.00
August 31, 2008	41,789	95,487	0.00
May 31, 2008	45,831	221,738	0.00
February 29, 2008	53,338	337,038	0.01

NOTE:  The revenue relates to interest earned. There were no discontinued operations or extraordinary items on the Company’s financial statements during the above mentioned periods.

The significant increase in February 2008 and February 2009 is largely a result of a stock based compensation charges and general expenses.  The significant increase in net loss in August 31, 2009 is a result of a write down of mineral property exploration costs in the quarter of $1,435,660.

Liquidity and Capital Resources

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital of $427,279 at November 30, 2009 compared to a working capital position of $712,378 at August 31, 2009.  The Company’s cash and short-term investment position at November 30, 2009 was $429,148.

On December 14, 2009, the Company announced an amendment to a private placement previously announced October 5, 2009.  The total number of units was increased from 20,000,000 to 25,000,000 units at a price of $0.15 per unit.  Each unit will consist of one common share and one half of one share purchase with each whole warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.25.  Once resale restrictions on the shares have expired and upon the Company’s shares trading at or above a weighted average trading price of $0.40 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice (in writing to warrant holders and via a news release).  Finder’s fees of 8% cash and 8% warrants having the same terms as the warrants under the units may be paid. The financing is subject to regulatory approval.

The Company closed the first tranche of the private placement on January 22, 2010 issuing 12,641,466 shares and 6,320,733 warrants for total consideration of $1,896,220.

Capital Resources

Other than property taxes which are approximately $60,000 per year, the Company does not have any capital resource commitments.

Transactions with Related Parties

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Amounts due to related parties are unsecured with no specific terms for repayment.

Accounts payable and accrued liabilities include $30 (2008 - $nil) due to a company controlled by a director.

During the three months ended November 30, 2009, the Company paid $30,000 (2008: $30,000) recorded as management fees for geological and management services to a company controlled by a director

A private company controlled by one of the directors charged $11,426 for the three months ended November 30, 2009 (2008: $13,893), in respect of rent and office administration costs on behalf of the Company.  The Company has an administrative services agreement with Hastings Management Corp. whereby Hastings provides office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as the Company may require.

During the three months ended November 30, 2009, the Company paid $15,000 (2008: $30,000) in consulting fees to a director of the Company.

Critical Accounting Estimates

The Company records its interest in mineral properties at cost, less option income realized. The cost of mineral properties and related exploration costs are deferred until the properties are brought into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or are written-off if the properties are sold, allowed to lapse or abandoned.  Amounts shown for the mineral properties and their related deferred exploration costs represent costs incurred and are not intended to reflect present or future values.  Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from sale of the property.

Changes in Accounting Policy

Effective September 1, 2008, the Company adopted the following new CICA Handbook Sections on a prospective basis with no restatement to prior period financial statements.

i)

Section 1535, Capital Disclosures, requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital. Under this standard, the Company will be required to disclose the following:

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qualitative information about its objectives, policies and processes for managing capital;

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summary quantitative data about what it manages as capital;

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whether during the period it complied with any externally imposed capital requirement to which it is subject; and

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when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

ii)

Section 3862, Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation consist of a comprehensive series of disclosure requirements and presentation rules applicable to financial instruments. Section 3862 revises and enhances the disclosure requirements for financial instruments and Section 3863 carries forward unchanged the presentation requirements.

Section 3862 requires the Company to provide disclosures in its financial statements that enable users to evaluate:

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the significance of financial instruments for the Company’s financial position and performance;

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the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date; and

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how the Company manages those risks.

iii)

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, “Accounting Policy Choice for Transaction Costs” (“EIC-166”). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective June 1, 2007, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments were required.

iv)

The CICA approved amendments to CICA Handbook Section 1400 “General Standards of Financial Statement Presentation”. These amendments require management to assess an entity’s ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The new requirements of the standard are applicable for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

v)

Effective September 1, 2008, the Company implemented CICA handbook section 3064, “Goodwill and intangible assets”, which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises. The adoption of this new standard did not have a material impact on the Company’s financial statements.

Outstanding Share Data

The authorized share capital consists of an unlimited number of common shares.  As of November 30, 2009 and the date hereof, an aggregate of 60,934,037 common shares were issued and outstanding.

The Company has no warrants outstanding as of November 30, 2009.

As of November 30, 2009, the Company had 4,955,000 incentive stock options outstanding with a weighted average remaining contractual life of 2.29 years at a weighted average exercise price of $0.31.

Investor Relations

The Company has an agreement with Free Market News Network for US$500 per month to provide market awareness and coverage of the Company.

Disclosure Controls and Procedures

Disclosure controls and procedures (“DC&P”) are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management.  Internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with Canadian generally accepted accounting principles.

TSX Venture listed companies are not required to provide representations in the annual filings relating to the establishment and maintenance of DC&P and ICFR, as defined in Multinational Instrument 52-109.  In particular, the CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.  The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding the absence of misrepresentations and fair disclosure of financial information.  Investors should be aware that inherent limitation on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in Multinational Instrument 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Additional information relating to the Company can be found on SEDAR at www.sedar.com and also on the Company’s website at www.goldengoliath.com.